U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, WI 53202
August 15, 2011
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”) File Nos.: 333-150525 and 811-22201
Dear Sir or Madam:
On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 36 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 38 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 36 is being filed for the purpose of adding the following new series:
Domestic Equity Index Funds
Direxion Large Cap Insider Sentiment Shares
Direxion All Cap Insider Sentiment Shares
Direxion Large Cap Tactical Advantage Shares
Direxion S&P 1500® Volatility Response Shares
Direxion S&P 600® Volatility Response Shares
Direxion S&P 500® Volatility Response Shares
International Funds
Direxion S&P Latin America 40 Volatility Response Shares
Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (414) 765-5598.
Sincerely,

/s/Adam R. Henkel
Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC